CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Capped Leveraged Index Return Notes® Linked to the PHLX Gold and Silver SectorSM Index, due August 31, 2012	2,198,887	$10.00	$21,988,870	$1,567.81

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)2

Registration No. 333-158663

The LIRNs are being offered by Bank of America Corporation (“BAC”). The LIRNs will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the LIRNs involves a number of risks. There are important differences between the LIRNs and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page S-10 of product supplement LIRN-2. LIRNs:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$21,988,870.00
Underwriting discount (1)	$0.20	$439,777.40
Proceeds, before expenses, to Bank of America Corporation	$9.80	$21,549,092.60

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively.

Merrill Lynch & Co.

August 25, 2010

2,198,887 Units

Capped Leveraged Index Return Notes®

Linked to the PHLX Gold and Silver SectorSM Index,

due August 31, 2012

$10 principal amount per unit

Term Sheet No. 434

Pricing Date August 25, 2010

Settlement Date September 2, 2010

Maturity Date August 31, 2012

CUSIP No. 06052K596

Capped Leveraged Index Return Notes®

• 200% leveraged upside exposure to increases in the level of the PHLX Gold and Silver SectorSM Index (the “Index”), subject to a cap of 32.25%. The Index is comprised of equity securities of companies that are primarily engaged in gold or silver mining.

• 1-to-1 downside exposure to decreases in the level of the Index in excess of the Threshold Value, with up to 85% of the principal amount at risk

• A maturity of approximately two years

• Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

• No periodic interest payments

• No listing on any securities exchange

Summary

The Capped Leveraged Index Return Notes® Linked to the PHLX Gold and Silver Sector SM Index, due August 31, 2012 (the “LIRNs”) are our senior unsecured debt securities. The LIRNs are not guaranteed or insured by the Federal Deposit Insurance Corporation (the “FDIC”) or secured by collateral, and they are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program. The LIRNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the LIRNs, including any repayment of principal, will be subject to the credit risk of BAC. The LIRNs provide a leveraged return for investors, subject to a cap, if the level of the PHLX Gold and Silver SectorSM Index (the “Index”) increases moderately from the Starting Value of the Index, determined on the pricing date, to the Ending Value of the Index, determined during the Maturity Valuation Period. Investors must be willing to forgo interest payments on the LIRNs and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement LIRN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the LIRNs

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10 per unit
Term:	Approximately two years
Market Measure:	PHLX Gold and Silver SectorSM Index (Index symbol: “XAU”), an index comprised of equity securities of companies that are primarily engaged in gold or silver mining
Starting Value:	177.39
Ending Value:

The average of the closing levels of the Index on each scheduled calculation day during the Maturity Valuation Period. If it is determined that a scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on a scheduled calculation day, the Ending Value will be determined as more fully described beginning on page S-24 of product supplement LIRN-2.

Threshold Value:	150.78, which is 85% of the Starting Value, rounded to two decimal places
Capped Value:	$13.225 per unit of the LIRNs, which represents a return of 32.25% over the Original Offering Price.
Participation Rate:	200%
Downside Leverage Factor:	100%
Maturity Valuation Period:	August 22, 2012, August 23, 2012, August 24, 2012, August 27, 2012, and August 28, 2012
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the LIRNs

On the maturity date, you will receive a cash payment per unit (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the LIRNs at maturity, based upon the Participation Rate of 200%, the Threshold Value equal to 85% of the Starting Value, and the Capped Value of $13.225 (a 32.25% return). The green line reflects the hypothetical returns on the LIRNs, while the dotted grey line reflects the return of a hypothetical direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are four examples of Redemption Amount calculations (rounded to three decimal places) payable at maturity, based upon the Participation Rate of 200%, the Downside Leverage Factor of 100%, the Starting Value of 177.39, the Threshold Value of 150.78, and the Capped Value of $13.225 per unit.

Example 1—The hypothetical Ending Value is 70% of the Starting Value and is less than the Threshold Value:

Starting Value:	177.39
Hypothetical Ending Value:	124.17
Threshold Value:	150.78

$10 –	[	$10 ×	(150.78 – 124.17)	× 100% ]	= $8.500
177.39

Redemption Amount (per unit) = $8.500

Example 2—The hypothetical Ending Value is 95% of the Starting Value and is greater than the Threshold Value:

Starting Value:	177.39
Hypothetical Ending Value:	168.52
Threshold Value:	150.78

Redemption Amount (per unit) = $10.000

If the Ending Value is less than or equal to the Starting Value but is greater than or equal to the Threshold Value, the Redemption Amount will equal the Original Offering Price.

Example 3—The hypothetical Ending Value is 104% of the Starting Value:

Starting Value:	177.39
Hypothetical Ending Value:	184.49

$10 +	[	$10 × 200% ×	(184.49 – 177.39	)]	= $10.800
177.39

Redemption Amount (per unit) = $10.800

Example 4—The hypothetical Ending Value is 150% of the Starting Value:

Starting Value:	177.39
Hypothetical Ending Value:	266.09

$10 +	[	$10 × 200% ×	(266.09 – 177.39	)]	= $20.000
177.39

Redemption Amount (per unit) = $13.225        (The Redemption Amount cannot be greater than the Capped Value.)

The following table illustrates, for the Starting Value of 177.39, the Threshold Value of 85% of the Starting Value (rounded to two decimal places), and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the LIRNs (rounded to three decimal places); and
▪	the total rate of return to holders of the LIRNs.

The table below is based on the Participation Rate of 200%, the Downside Leverage Factor of 100%, and the Capped Value of $13.225 (per unit).

Hypothetical Ending Value (1)	Percentage Change from the Hypothetical Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the LIRNs
88.70	-50.00%	6.500	-35.00%
106.43	-40.00%	7.500	-25.00%
124.17	-30.00%	8.500	-15.00%
141.91	-20.00%	9.500	-5.00%
150.78(2)	-15.00%	10.000	0.00%
159.65	-10.00%	10.000	0.00%
170.29	-4.00%	10.000	0.00%
173.84	-2.00%	10.000	0.00%
177.39(3)	0.00%	10.000	0.00%
180.94	2.00%	10.400	4.00%
184.49	4.00%	10.800	8.00%
195.13	10.00%	12.000	20.00%
212.87	20.00%	13.225(4)	32.25%
230.61	30.00%	13.225	32.25%
248.35	40.00%	13.225	32.25%
266.09	50.00%	13.225	32.25%

(1)	The Index is a price return index. Accordingly, the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly.

(2)	This is the Threshold Value.

(3)	This is the Starting Value.

(4)	The Redemption Amount per unit of the LIRNs cannot exceed the Capped Value of $13.225.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value and the term of your investment.

Risk Factors

There are important differences between the LIRNs and a conventional debt security. An investment in the LIRNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the LIRNs in the “Risk Factors” sections beginning on page S-10 of product supplement LIRN-2 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in the stocks included in the Index.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the LIRNs while providing the selling agent with compensation for its services, we have considered the costs of developing, hedging, and distributing the LIRNs.

▪	A trading market is not expected to develop for the LIRNs.

▪	The Redemption Amount will not be affected by all developments relating to the Index.

▪	The NASDAQ OMX Group, Inc. (“NASDAQ OMX”) may adjust the Index in a way that affects its level, and NASDAQ OMX has no obligation to consider your interests.

▪

You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions of the issuers of those securities.

▪

While we or our affiliates may from time to time own shares of companies included in the Index, we do not control any company included in the Index, and are not responsible for any disclosure made by any other company.

▪

If you attempt to sell the LIRNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the LIRNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the LIRNs.

▪	Purchases and sales by us and our affiliates of shares of companies included in the Index may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the LIRNs and their market value.

▪	Our business activities relating to the companies represented by the Index may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the LIRNs are uncertain, and may be adverse to a holder of the LIRNs. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-2.

Additional Risk Factors

All of the stocks included in the Index are concentrated in one industry.

All of the stocks included in the Index are issued by companies in the gold and silver mining industry, or companies whose revenues consist of royalty income from gold and silver mining operations. As a result, the stocks that will determine the performance of the LIRNs are concentrated in one industry. Although an investment in the LIRNs will not give holders any ownership or other direct interests in the stocks included in the Index, the return on an investment in the LIRNs will be subject to certain risks similar to those associated with direct equity investments in the gold and silver mining industry. Accordingly, by investing in the LIRNs, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

The Index is not necessarily representative of the gold and silver mining industry.

While the stocks included in the Index are common stocks of companies generally considered to be involved in various segments of the gold and silver mining industry, or companies whose revenues consist of royalty income from gold and silver mining operations, the stocks included in the Index may not necessarily follow the price movements of the entire gold and silver mining industry generally. If the stocks included in the Index decline in value, the Index will decline in value even if common stock prices in the gold and silver mining industry generally increase in value. In addition, as of the pricing date, four of the stocks included in the Index approximately 66.59% of the total weight of the Index; a reduction in the market price of those stocks are likely to have a substantial adverse impact on the level of the Index and the value of the LIRNs.

The performance of the stocks underlying the Index may be influenced by gold and silver prices.

Gold prices and silver prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the prices of gold and silver are generally quoted), interest rates and gold and silver borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events.

Gold prices and silver prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold and silver by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold and silver, levels of gold and silver production and production costs, and short-term changes in supply and demand because of trading activities in the gold and silver markets. It is not possible to predict the aggregate effects of all or any combination of these factors.

There is no direct correlation between the value of the LIRNs or the level of the Index, on the one hand, and gold and silver prices, on the other hand.

There is no direct linkage between the level of the Index and the prices of gold and silver. While gold and silver prices may be one factor that could affect the prices of the stocks included in the Index and, consequently, the Redemption Amount, the Index, and the LIRNs are not directly linked to the movement of gold and silver prices and may be affected by factors unrelated to those movements.

Investor Considerations

You may wish to consider an investment in the LIRNs if:

▪	You anticipate that the level of the Index will increase moderately from the Starting Value to the Ending Value.

▪	You accept that your investment will result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to an Ending Value that is less than the Threshold Value.

▪	You accept that the return on the LIRNs will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the LIRNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

▪

You are willing to accept that a trading market is not expected to develop for the LIRNs. You understand that secondary market prices for the LIRNs, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the LIRNs.

The LIRNs may not be an appropriate investment for you if:

▪

You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value or that the level of the Index will not increase sufficiently over the term of the LIRNs to provide you with your desired return.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at 32.25% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the LIRNs prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the LIRNs.

Other Provisions

We will deliver the LIRNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the LIRNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the LIRNs, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agent in the distribution of the LIRNs. Accordingly, offerings of the LIRNs will conform to the requirements of NASD Rule 2720. Under our distribution agreement with the selling agent, MLPF&S will purchase the LIRNs from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. The LIRNs will be sold in minimum investment amounts of 100 units.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the LIRNs but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

We have obtained all information regarding the Index contained in this term sheet, including its make up, method of calculation, and changes in its components, from publicly available information prepared by NASDAQ OMX. That information reflects the policies of, and is subject to change by NASDAQ OMX. NASDAQ OMX, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of NASDAQ OMX discontinuing publication of the Index are discussed in the section on page S-30 of product supplement LIRN-2 entitled “Description of LIRNs—Discontinuance of a Market Measure.” None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

“Nasdaq®,” “OMX®,” “NASDAQ OMX®,” “PHLX®,” and “PHLX Gold and Silver SectorSM Index” are registered trademarks and certain trade names and service marks of NASDAQ OMX and have been licensed for use by our subsidiary, MLPF&S and its authorized affiliates, including BAC. The LIRNs have not been passed on by NASDAQ OMX or its affiliates as to their legality or suitability and are not issued, sponsored, endorsed, sold, or promoted by NASDAQ OMX or its affiliates. NASDAQ OMX OR ITS AFFILIATES MAKES NO WARRANTIES AND BEARS NO LIABILITY WITH RESPECT TO THE LIRNs AND MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE LIRNs.

The Index is designed to measure the performance of a set of companies involved in the gold or silver mining industry. The Index is currently composed of 16 members. See “—Composition of the Index.”

We have provided a brief description of each of the companies included in the Index and their corresponding historical price information in Annex A to this term sheet. The Index is published by NASDAQ OMX. The Index began on January 19, 1979 at a base value if 100.00.

General

The Index is a market capitalization-weighted index, in which the value of the Index equals the aggregate value of the Index share weights, also known as the “Index Shares”, of each of the securities included in the Index (the “Index Securities”), multiplied by each such Index Security’s last sale price, and divided by the divisor of the Index. The divisor serves the purpose of scaling the aggregate Index value to a lower order of magnitude which is more desirable for Index reporting purposes. If trading in an Index Security is halted while the applicable market is open, the last traded price for that security is used for all Index computations until trading resumes. If trading is halted before the market is open, the previous day’s last sale price is used.

The Index is ordinarily calculated without regard to cash dividends on the Index Securities.

The Index is calculated during the trading day and is disseminated once per second from 9:30 a.m. to 5:16 p.m., eastern time. The closing value of the Index may change up until 5:15 p.m. eastern time due to corrections to the last sale price of the Index Securities.

Eligibility

Index eligibility is limited to specific types of securities. The security types eligible for the Index include common stocks, ordinary shares, American Depositary Receipts, shares of beneficial interest or limited partnership interests, and tracking stocks. Security types not included in the Index are closed-end funds, convertible debentures, exchange traded funds, preferred stocks, rights, warrants, units, and other derivative securities.

Initial Security Eligibility Criteria

To be included in the Index, a security must meet the following criteria:

▪	the security must be listed on The Nasdaq Stock Market, the New York Stock Exchange, or NYSE Amex Equities U.S. (NYSE Amex”);

▪	the issuer of the security must be classified, as reasonably determined by NASDAQ OMX, as a company whose primary business is in gold or silver mining;

▪	only one class of security per issuer is allowed;

▪	the security must have a market capitalization of at least $100 million;

▪	the security must have traded at least 1.5 million shares in each of the last six months;

▪	the security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S.;

▪	the security may not be issued by an issuer currently in bankruptcy proceedings;

▪	the issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being eligible for the Index;

▪	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn; and

▪	the issuer of the security must have “seasoned” on a recognized market for at least six months; in the case of spin-offs, the operating history of the spin-off will be considered.

For purposes of Index eligibility criteria, if the security is a depositary receipt representing a security of a non-U.S. issuer, then references to the “issuer” are references to the issuer of the underlying security.

Continued Security Eligibility Criteria

To be eligible for continued inclusion in the Index, an Index Security must meet the following criteria:

▪	the security must be listed on The Nasdaq Stock Market, the New York Stock Exchange, or NYSE Amex;

▪	the issuer of the security must be classified, as reasonably determined by NASDAQ OMX, as a company whose primary business is gold or silver mining;

▪	the security must have a market capitalization of at least $60 million;

▪	the security may not be issued by an issuer currently in bankruptcy proceedings; and

▪	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn.

Continued Index Eligibility Criteria

In addition to the security eligibility criteria, the Index as a whole must meet the following criteria on a continual basis unless otherwise noted:

▪

no single Index Security is greater than 30% of the weight of the Index, and the top three Index Securities do not constitute more than 60% of the weight of the Index (measured semi-annually on the first trading day in January and July);

▪	no more than 18% of the weight of the Index is composed of non-U.S. Index Securities that are not subject to comprehensive surveillance agreements;

▪	the total number of Index Securities has not increased or decreased by 33 1/3% of the Index and in no event will be less than nine;

▪	Index Securities representing at least 95% of the weight of the Index have a market capitalization of at least $75 million;

▪	Index Securities representing at least 92% of the weight of the Index and at least 82% of the total number of Index Securities meet the security options eligibility rules of NASDAQ OMX PHLX, Inc.;

▪

Index Securities must have trading volume of at least 600,000 shares for each of the last six months, except that for each of the lowest weighted Index Securities that in the aggregate account for no more than 5% of the weight of the Index, trading volume must be at least 500,000 shares for each of the last six months; and

▪

the lesser of the five highest weighted Index Securities or the highest weighted Index Securities that in the aggregate represent at least 30% of the total number of Index Securities each have had an average monthly trading volume of at least 1,250,000 shares over the past six months.

In the event the Index does not meet the criteria, the Index composition will be adjusted to ensure that the Index meets the criteria. Index Securities that contribute to the Index not meeting the eligibility criteria may be removed. Index Securities may be added and/or replaced according to the component replacement rules to ensure compliance with these criteria.

Component Replacement Criteria

In the event that an Index Security no longer meets the continued security eligibility criteria, as described above, it will be replaced with a security that meets all of the initial security eligibility criteria and additional criteria which follows. Securities eligible for inclusion will be ranked descending by market value, current price and greatest percentage price change over the previous six months. The security with the highest overall ranking will be added to the Index (if multiple securities have the same rank, the security with the largest market capitalization will rank higher), provided that the Index then meets the following criteria:

▪	no single Index Security is greater than 25% of the weight of the Index and the top three Index Securities do not constitute more than 55% of the weight of the Index; and

▪	no more than 15% of the weight of the Index is composed of non-U.S. component securities that are not subject to comprehensive surveillance agreements.

In the event that the highest-ranking security does not permit the Index to meet the above criteria, the next highest-ranking security will be selected and the Index criteria will again be applied to determine eligibility. The process will continue until a qualifying replacement security is selected.

Index Maintenance

If a corporate event occurs as to any Index Security, such as a stock dividend, stock split, or spin-off, the Index Shares and/or the price of the Index Security will be adjusted on the ex-date. If the change in total shares outstanding arising from other corporate actions is greater than or equal to 10%, the adjustment in the Index Shares and/or the price of the Index Security will be made as soon as practicable. Otherwise, if the change in total shares outstanding is less than 10%, then all such changes are accumulated and made effective on a quarterly basis after the close of trading on the third Friday in each of March, June, September, and December.

In the event of a special cash dividend, NASDAQ OMX will determine on an individual basis whether to make a change to the price of an Index Security in accordance with its Index dividend policy. If NASDAQ OMX determines that a change will be made, it will become effective on the ex-date and advance notification will be made.

In the event of a change in the Index Shares, a change in an Index Security, or a change to the price of an Index Security due to spin-off, rights issuances, or special cash dividends, the divisor is ordinarily adjusted to ensure that there is no discontinuity in the value of the Index, which might otherwise be caused by any such change. All changes are announced in advance and will be reflected in the Index prior to market open on the applicable effective date.

Composition of the Index

As of the pricing date, the Index was composed of the following 16 stocks:

Company Name	Symbol	Percentage Weight in the Index
Agnico-Eagle Mines Limited	AEM	5.01%
AngloGold Ashanti Limited	AU	3.92%
Barrick Gold Corporation	ABX	22.31%
Compañía de Minas Buenaventura SA	BVN	2.76%
Freeport-McMoRan Copper & Gold, Inc.	FCX	14.48%
Gold Fields Ltd.	GFI	2.01%
Goldcorp Inc.	GG	15.46%
Harmony Gold Mining Co.	HMY	0.64%
Kinross Gold Corporation	KGC	5.51%
Newmont Mining Corporation	NEM	14.26%
Pan American Silver Corp.	PAAS	1.30%
Randgold Resources Limited.	GOLD	2.87%
Royal Gold, Inc.	RGLD	1.30%
Silver Standard Resources, Inc.	SSRI	0.68%
Silver Wheaton Corp.	SLW	3.70%
Yamana Gold Inc.	AUY	3.78%

The following graph sets forth the monthly historical performance of the Index in the period from January 2005 through July 2010. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the LIRNs may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the LIRNs. On the pricing date, the closing level of the Index was 177.39.

Before investing in the LIRNs, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

NASDAQ OMX and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Index, which is owned and published by NASDAQ OMX in connection with the LIRNs, and we are an authorized affiliate of MLPF&S. The license agreement provides that the following language must be stated in this term sheet:

The LIRNs are not sponsored, endorsed, sold, or promoted by NASDAQ OMX or its affiliates. NASDAQ OMX or its affiliates have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the LIRNs. NASDAQ OMX or its affiliates makes no representation or warranty, express or implied, to the holders of the LIRNs or any member of the public regarding the advisability of investing in securities generally or in the LIRNs particularly, or the ability of the PHLX Gold and Silver SectorSM Index to track general stock market performance. NASDAQ OMX or its affiliates’ only relationship to MLPF&S and to us is the licensing of the NASDAQ, OMX® and PHLX Gold and Silver SectorSM Index registered trademarks and certain trade names and service marks of NASDAQ OMX and the use of the PHLX Gold and Silver SectorSM Index, which is determined, composed, and calculated by NASDAQ OMX or its affiliates without regard to MLPF&S, us, or the holders of the LIRNs. NASDAQ OMX or its affiliates has no obligation to take the needs of MLPF&S, our needs, or the needs of the holders of the LIRNs into consideration in determining, composing, or calculating the PHLX Gold and Silver SectorSM Index. NASDAQ OMX or its affiliates is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the LIRNs to be issued or in the determination or calculation of the equation by which the LIRNs are to be converted into cash. NASDAQ OMX or its affiliates has no obligation or liability in connection with the administration, purchase, sale, marketing, promotion, or trading of the LIRNs.

NASDAQ OMX OR ITS AFFILIATES DOES NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE PHLX GOLD AND SILVER SECTORSM INDEX OR ANY DATA INCLUDED THEREIN. NASDAQ OMX OR ITS AFFILIATES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MLPF&S, US, HOLDERS OF THE LIRNS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE PHLX GOLD AND SILVER SECTORSM INDEX OR ANY DATA INCLUDED THEREIN. NASDAQ OMX OR ITS AFFILIATES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE PHLX GOLD AND SILVER SECTORSM INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL NASDAQ OMX OR ITS AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the LIRNs, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the LIRNs for all tax purposes as a single financial contract with respect to the Index that requires you to pay us at inception an amount equal to the purchase price of the LIRNs and that entitles you to receive at maturity an amount in cash based upon the performance of the Index.

•

Under this characterization and tax treatment of the LIRNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the LIRNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the LIRNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the LIRNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-2, which you should carefully review prior to investing in the LIRNs.

General.    Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the LIRNs, we intend to treat the LIRNs for all tax purposes as a single financial contract with respect to the Index that requires the investor to pay us at inception an amount equal to the purchase price of the LIRNs and that entitles the investor to receive at maturity an amount in cash based upon the performance of the Index. Under the terms of the LIRNs, we and every investor in the LIRNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the LIRNs as described in the preceding sentence. This discussion assumes that the LIRNs constitute a single financial contract with respect to the Index for U.S. federal income tax purposes. If the LIRNs did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the LIRNs.

This characterization of the LIRNs is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the LIRNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the LIRNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement LIRN-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the LIRNs, including possible alternative characterizations.

Settlement at Maturity or Sale or Exchange Prior to Maturity.    Assuming that the LIRNs are properly characterized and treated as single financial contracts with respect to the Index for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the LIRNs prior to maturity, a U.S. Holder (as defined on page S–38 of product supplement LIRN-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the LIRNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the LIRNs for more than one year. The deductibility of capital losses is subject to limitations.

Because one or more of the Index Securities may be treated as a “United States real property holding corporation,” there exists a risk that the IRS may assert that the LIRNs should be treated as “United States real property interests” under Section 897 of the Internal Revenue Code of 1986, as amended (“Code”). If the LIRNs were so treated, certain adverse U.S. federal income tax consequences may apply (including the imposition of a U.S. withholding tax) to a Non-U.S. Holder (as defined in product supplement LIRN-2) at maturity or upon the sale or exchange of the LIRNs prior to maturity. Non-U.S. Holders should note that we currently do not intend to withhold on any payments made with respect to the LIRNs to Non-U.S. Holders (provided that such Non-U.S. Holders comply with the applicable certification requirements). However, in the event of a change of law or any formal or informal guidance by the IRS, Treasury or Congress, or if we determine withholding is appropriate under current law, we may decide to withhold on payments made with respect to the LIRNs, and we will not be required to pay any additional amounts with respect to amounts withheld. Non-U.S. Holders should consult their own tax advisors in this regards.

Possible Future Tax Law Changes.    From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the LIRNs. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the LIRNs. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the LIRNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the LIRNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the LIRNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the LIRNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the LIRNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-35 of product supplement LIRN-2.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the LIRNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The LIRNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the LIRNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement LIRN-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003415/g18702p2e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the LIRNs, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“Leveraged Index Return Notes®” and “LIRNs®” are our registered service marks.

ANNEX A

This annex contains a brief description of the business of each of the companies currently included in the Index, as well as tables setting forth the high and low closing prices of the stocks included in the Index from the first quarter of 2006 through the pricing date. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Markets (rounded to two decimal places). The historical prices of the stocks included in the Index are not indicative of their future performance or the future performance of the Index. We have derived the following information regarding the business of each company included in the Index from publicly available documents published by that company. Because the equity securities of each of these companies is registered under the Securities Exchange Act of 1934, those companies are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”). Information provided to or filed with the SEC by these companies can be inspected at the SEC’s public reference facilities or accessed through the SEC’s website at http://www.sec.gov. We make no representation or warranty as to the accuracy or completeness of their information or reports.

Agnico-Eagle Mines Limited

Agnico-Eagle Mines Limited, through its subsidiaries, engages in the exploration, development, and production of gold in Canada, Finland, Mexico, the United States, and Argentina. The company also explores for silver, zinc, copper, and lead.

	High	Low
2006
First Quarter	30.45	20.57
Second Quarter	40.44	26.02
Third Quarter	40.40	29.47
Fourth Quarter	44.99	28.52
2007
First Quarter	41.83	35.42
Second Quarter	39.09	33.78
Third Quarter	51.41	37.16
Fourth Quarter	58.01	45.90
2008
First Quarter	80.05	53.54
Second Quarter	76.00	58.50
Third Quarter	79.02	44.83
Fourth Quarter	55.84	21.70
2009
First Quarter	58.17	45.05
Second Quarter	61.86	43.65
Third Quarter	71.27	49.11
Fourth Quarter	72.90	53.28
2010
First Quarter	60.81	50.43
Second Quarter	65.34	56.56
Third Quarter (through the pricing date)	63.63	54.75

AngloGold Ashanti Limited

AngloGold Ashanti Limited engages in the exploration and production of gold. The company undertakes exploration activities in Australia, China, North and South America, Democratic Republic of the Congo, Africa, the Russian Federation, Sub-Saharan Africa, Southeast Asia, Mali, Guinea, and the United States.

	High	Low
2006
First Quarter	58.51	45.75
Second Quarter	54.84	37.39
Third Quarter	48.64	36.10
Fourth Quarter	46.12	34.61
2007
First Quarter	46.66	39.91
Second Quarter	46.60	35.78
Third Quarter	45.34	32.33
Fourth Quarter	46.65	38.80
2008
First Quarter	48.22	30.12
Second Quarter	38.74	29.51
Third Quarter	35.86	21.20
Fourth Quarter	27.99	13.71
2009
First Quarter	38.67	23.15
Second Quarter	42.33	29.71
Third Quarter	44.81	34.03
Fourth Quarter	46.93	37.54
2010
First Quarter	44.18	34.72
Second Quarter	44.80	38.58
Third Quarter (through the pricing date)	44.20	39.10

Barrick Gold Corporation

Barrick Gold Corporation primarily engages in the production and sale of gold, as well as related activities such as exploration and mine development. The company has a portfolio of operating mines and projects located across various continents, including North America, South America, Australia, and Africa.

	High	Low
2006
First Quarter	31.46	25.65
Second Quarter	35.23	26.89
Third Quarter	34.04	28.28
Fourth Quarter	31.50	28.34
2007
First Quarter	32.11	27.42
Second Quarter	31.17	27.99
Third Quarter	40.94	29.60
Fourth Quarter	46.98	37.39
2008
First Quarter	53.57	41.94
Second Quarter	46.04	37.36
Third Quarter	50.39	26.60
Fourth Quarter	37.36	18.14
2009
First Quarter	39.58	26.04
Second Quarter	38.08	27.53
Third Quarter	40.04	31.48
Fourth Quarter	47.93	34.58
2010
First Quarter	41.76	34.00
Second Quarter	46.38	39.11
Third Quarter (through the pricing date)	45.26	40.03

Compañía de Minas Buenaventura S.A.

Compañía de Minas Buenaventura S.A. is a precious metals company that engages in the exploration, mining, and processing of gold, silver, and other metals in Peru. The company operates mines in Peru, a lime plant, an electric power transmission company, and an engineering services company. Compañía de Minas Buenaventura S.A also internationally markets metal concentrates to smelters.

	High	Low
2006
First Quarter	15.66	11.58
Second Quarter	15.63	12.04
Third Quarter	15.40	12.57
Fourth Quarter	14.27	12.18
2007
First Quarter	15.12	12.70
Second Quarter	18.73	15.19
Third Quarter	25.12	16.79
Fourth Quarter	30.50	23.22
2008
First Quarter	41.96	29.49
Second Quarter	37.19	29.99
Third Quarter	33.96	16.15
Fourth Quarter	23.83	9.82
2009
First Quarter	24.35	14.36
Second Quarter	29.12	19.58
Third Quarter	35.21	21.60
Fourth Quarter	41.80	31.55
2010
First Quarter	37.69	29.50
Second Quarter	40.41	30.66
Third Quarter (through the pricing date)	39.76	35.96

Freeport-McMoRan Copper & Gold Inc.

Freeport-McMoRan Copper & Gold Inc. engages in the exploration, mining, and production of mineral resources. It primarily explores for copper, gold, molybdenum, silver, and cobalt deposits. The company holds interests in various properties located in North and South America; Grasberg minerals district in Indonesia; and Tenke Fungurume minerals district in the Democratic Republic of Congo.

	High	Low
2006
First Quarter	64.31	48.35
Second Quarter	72.09	43.75
Third Quarter	61.59	50.50
Fourth Quarter	62.87	49.04
2007
First Quarter	66.19	50.49
Second Quarter	84.42	66.73
Third Quarter	108.67	73.07
Fourth Quarter	117.86	89.28
2008
First Quarter	106.57	77.30
Second Quarter	125.86	97.63
Third Quarter	115.55	53.22
Fourth Quarter	52.96	16.80
2009
First Quarter	43.05	22.14
Second Quarter	60.42	38.27
Third Quarter	73.15	45.00
Fourth Quarter	87.32	65.40
2010
First Quarter	88.10	66.69
Second Quarter	87.33	58.66
Third Quarter (through the pricing date)	75.00	58.18

Gold Fields Limited

Gold Fields Limited engages in the exploration, extraction, processing, and smelting of gold in South Africa, Ghana, Australia, and Peru.

	High	Low
2006
First Quarter	24.02	18.58
Second Quarter	26.33	16.46
Third Quarter	24.10	17.32
Fourth Quarter	19.42	16.50
2007
First Quarter	18.72	16.22
Second Quarter	20.08	15.63
Third Quarter	18.33	13.67
Fourth Quarter	19.13	13.61
2008
First Quarter	17.61	13.22
Second Quarter	15.11	10.88
Third Quarter	13.15	7.16
Fourth Quarter	10.08	4.90
2009
First Quarter	12.47	7.94
Second Quarter	13.72	10.09
Third Quarter	14.76	10.99
Fourth Quarter	15.82	12.69
2010
First Quarter	13.89	11.08
Second Quarter	14.15	12.55
Third Quarter (through the pricing date)	14.29	12.50

Goldcorp Inc.

Goldcorp Inc. engages in the acquisition, exploration, development, and operation of precious metal properties in Canada, the United States, Mexico, and Central and South America.

	High	Low
2006
First Quarter	29.43	23.57
Second Quarter	40.67	24.70
Third Quarter	31.30	21.98
Fourth Quarter	31.18	21.13
2007
First Quarter	28.84	23.29
Second Quarter	26.76	22.49
Third Quarter	30.56	21.56
Fourth Quarter	37.08	29.78
2008
First Quarter	45.59	33.93
Second Quarter	46.36	34.47
Third Quarter	51.06	25.20
Fourth Quarter	32.20	15.06
2009
First Quarter	34.93	24.31
Second Quarter	39.73	27.01
Third Quarter	42.93	32.93
Fourth Quarter	45.92	36.23
2010
First Quarter	42.45	33.22
Second Quarter	46.22	38.28
Third Quarter (through the pricing date)	42.64	38.76

Harmony Gold Mining Company Co.

Harmony Gold Mining Company Limited engages in underground and surface gold mining. It is also involved in related activities, including exploration, processing, and smelting.

	High	Low
2006
First Quarter	18.71	12.82
Second Quarter	17.55	12.22
Third Quarter	17.10	11.99
Fourth Quarter	17.21	12.81
2007
First Quarter	15.27	13.05
Second Quarter	16.58	13.20
Third Quarter	15.19	8.48
Fourth Quarter	11.90	9.46
2008
First Quarter	14.43	9.52
Second Quarter	13.09	10.77
Third Quarter	12.51	6.39
Fourth Quarter	10.97	5.58
2009
First Quarter	13.06	9.12
Second Quarter	12.10	8.17
Third Quarter	11.75	8.50
Fourth Quarter	11.98	9.73
2010
First Quarter	11.11	8.79
Second Quarter	10.57	9.04
Third Quarter (through the pricing date)	11.02	9.72

Kinross Gold Corporation

Kinross Gold Corporation, together with its subsidiaries, engages in the gold mining and related activities. The company also is involved in the exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ores, and reclamation of gold mining properties.

	High	Low
2006
First Quarter	11.54	8.99
Second Quarter	12.83	9.07
Third Quarter	15.01	10.53
Fourth Quarter	13.26	11.26
2007
First Quarter	14.55	10.84
Second Quarter	14.78	11.49
Third Quarter	15.48	10.91
Fourth Quarter	20.84	14.70
2008
First Quarter	26.84	20.15
Second Quarter	25.42	18.09
Third Quarter	24.50	11.90
Fourth Quarter	18.42	7.66
2009
First Quarter	19.49	14.51
Second Quarter	20.96	13.79
Third Quarter	23.19	17.77
Fourth Quarter	23.62	17.92
2010
First Quarter	20.61	16.26
Second Quarter	19.23	16.59
Third Quarter (through the pricing date)	16.43	15.16

Newmont Mining Corporation

Newmont Mining Corporation, together with its subsidiaries, engages in the acquisition, exploration, and production of gold and copper properties. Its assets and operations are located in the United States, Australia, Peru, Indonesia, Ghana, Canada, New Zealand, and Mexico.

	High	Low
2006
First Quarter	61.95	47.79
Second Quarter	58.43	47.72
Third Quarter	55.52	42.75
Fourth Quarter	47.57	40.83
2007
First Quarter	47.71	41.42
Second Quarter	45.00	38.53
Third Quarter	48.26	39.44
Fourth Quarter	54.50	44.75
2008
First Quarter	56.22	45.30
Second Quarter	52.68	42.93
Third Quarter	53.37	36.73
Fourth Quarter	40.70	21.54
2009
First Quarter	46.90	35.03
Second Quarter	48.87	38.14
Third Quarter	47.12	37.89
Fourth Quarter	55.83	41.50
2010
First Quarter	51.94	42.86
Second Quarter	61.74	51.53
Third Quarter (through the pricing date)	61.93	55.40

Pan American Silver Corporation

Pan American Silver Corp. is engaged in silver mining and related activities, including exploration, extraction, processing, refining, and reclamation. The company’s primary product, silver, is produced in Peru, Mexico, Argentina, and Bolivia.

	High	Low
2006
First Quarter	26.45	18.74
Second Quarter	26.45	15.70
Third Quarter	23.41	16.28
Fourth Quarter	25.95	18.06
2007
First Quarter	31.70	23.45
Second Quarter	32.37	25.48
Third Quarter	30.68	21.48
Fourth Quarter	36.87	27.36
2008
First Quarter	42.53	33.10
Second Quarter	40.78	29.63
Third Quarter	36.37	19.02
Fourth Quarter	21.98	9.30
2009
First Quarter	18.58	12.94
Second Quarter	23.86	15.27
Third Quarter	24.22	17.06
Fourth Quarter	27.18	20.47
2010
First Quarter	25.72	20.49
Second Quarter	27.87	23.93
Third Quarter (through the pricing date)	24.85	22.41

Randgold Resources Limited

Randgold Resources Limited is engaged in gold mining, exploration, and related activities. The company’s activities are focused on West and Central Africa.

	High	Low
2006
First Quarter	18.61	15.88
Second Quarter	26.32	17.08
Third Quarter	24.75	19.41
Fourth Quarter	23.53	19.41
2007
First Quarter	24.68	21.04
Second Quarter	26.24	21.41
Third Quarter	33.24	21.62
Fourth Quarter	38.86	30.90
2008
First Quarter	55.65	37.22
Second Quarter	55.26	37.28
Third Quarter	54.73	32.47
Fourth Quarter	44.68	23.45
2009
First Quarter	54.35	36.76
Second Quarter	73.96	41.59
Third Quarter	75.06	55.89
Fourth Quarter	88.45	65.22
2010
First Quarter	84.97	67.29
Second Quarter	98.17	78.27
Third Quarter (through the pricing date)	95.47	85.88

Royal Gold, Inc.

Royal Gold, Inc., together with its subsidiaries, is engaged in the business of acquiring and managing precious metals royalties. The company seeks to acquire existing royalties or to finance projects that are in production or in development stage in exchange for royalty interests.

	High	Low
2006
First Quarter	39.41	27.42
Second Quarter	36.75	23.57
Third Quarter	30.98	26.11
Fourth Quarter	37.04	25.00
2007
First Quarter	35.38	29.88
Second Quarter	30.57	23.61
Third Quarter	33.64	24.61
Fourth Quarter	35.34	26.68
2008
First Quarter	34.45	27.75
Second Quarter	32.56	27.33
Third Quarter	39.17	27.54
Fourth Quarter	49.21	23.15
2009
First Quarter	48.72	36.49
Second Quarter	48.60	34.90
Third Quarter	48.33	38.50
Fourth Quarter	55.74	43.29
2010
First Quarter	50.02	41.87
Second Quarter	53.79	47.26
Third Quarter (through the pricing date)	49.00	42.82

Silver Standard Resources, Inc.

Silver Standard Resources Inc. is a silver resource company that maintains a portfolio of silver-marketed projects located in seven countries in the Americas and Australia.

	High	Low
2006
First Quarter	21.01	15.16
Second Quarter	23.95	16.35
Third Quarter	26.18	17.70
Fourth Quarter	31.48	19.67
2007
First Quarter	36.05	28.10
Second Quarter	40.04	33.36
Third Quarter	38.28	27.96
Fourth Quarter	45.70	32.88
2008
First Quarter	40.21	30.33
Second Quarter	31.24	24.76
Third Quarter	30.49	15.02
Fourth Quarter	16.57	6.19
2009
First Quarter	20.52	12.04
Second Quarter	24.67	14.96
Third Quarter	23.34	16.89
Fourth Quarter	24.54	17.50
2010
First Quarter	24.02	16.54
Second Quarter	20.58	16.92
Third Quarter (through the pricing date)	17.55	15.80

Silver Wheaton Corp.

Silver Wheaton Corp. is a mining company, which generates its revenue primarily from the sale of silver.

	High	Low
2006
First Quarter	11.26	5.57
Second Quarter	11.68	6.82
Third Quarter	11.84	8.34
Fourth Quarter	11.80	8.43
2007
First Quarter	10.89	9.04
Second Quarter	12.40	9.54
Third Quarter	14.80	10.63
Fourth Quarter	17.72	13.34
2008
First Quarter	19.38	14.36
Second Quarter	17.44	12.76
Third Quarter	15.51	7.96
Fourth Quarter	8.45	2.57
2009
First Quarter	8.58	5.31
Second Quarter	10.95	7.26
Third Quarter	13.21	7.44
Fourth Quarter	17.32	11.96
2010
First Quarter	17.45	13.57
Second Quarter	21.36	16.22
Third Quarter (through the pricing date)	21.49	17.96

Yamana Gold Inc.

Yamana Gold Inc. is a Canada-based gold producer engaged in gold mining and related activities, including exploration, extraction, processing and reclamation.

	High	Low
2006
First Quarter	9.32	6.61
Second Quarter	12.23	7.81
Third Quarter	11.16	8.92
Fourth Quarter	13.56	8.20
2007
First Quarter	15.37	11.54
Second Quarter	15.19	11.12
Third Quarter	12.88	9.12
Fourth Quarter	15.49	11.21
2008
First Quarter	19.39	13.87
Second Quarter	16.57	12.48
Third Quarter	16.25	7.48
Fourth Quarter	8.37	3.60
2009
First Quarter	9.60	6.01
Second Quarter	11.83	7.47
Third Quarter	11.38	8.42
Fourth Quarter	14.07	10.05
2010
First Quarter	12.71	9.73
Second Quarter	11.50	10.01
Third Quarter (through the pricing date)	10.33	9.18